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November 3, 2008

VIA EDGAR CORRESPONDENCE

Larry M. Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549
Re:	Checkpoint Systems, Inc. Form 10-K for period ending 12/30/2007 Filed on February 28, 2008 File No. 001-11257
Dear Mr. Spirgel:
     On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter on October 7, 2008, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.
Compensation Discussion and Analysis, page 17
1.	We have considered your response to comment two in our letter dated July 23, 2008 and are unable to agree. Public disclosure of each company-level performance target for the last completed fiscal year should not result in competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed. Please advise or indicate that you intend to disclose such metrics, if a material element of your executive compensation policies or decisions, in the future.

Response:
In future filings, we will comply with the Staff’s comment by disclosing company-level performance targets for the last completed fiscal year, to the extent such performance targets are a material element of our executive compensation.
* * * * *
     If you have any questions or comments with regard to these responses or other matters, please call Joel Trotter at (202) 637-2165 or the undersigned at (202) 637-1070.

Very truly yours,
/s/ Alison K. Keith
Alison K. Keith LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe
President & Chief Executive Officer Checkpoint Systems, Inc.
Raymond D. Andrews
Senior Vice President & Chief Financial Officer Checkpoint Systems, Inc.
John Van Zile
Senior Vice President, General Counsel & Secretary Checkpoint Systems, Inc.
Joel H. Trotter
Latham & Watkins LLP